February 21, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (905) 863-7386

Gordon A. Davies
General Counsel—Corporate and Corporate Secretary
Nortel Networks Corporation
195 The West Mall
Toronto A6 M9C 5K1
Canada

> **Re:** **Nortel Networks Corporation**
> **Definitive Schedule 14A**
> **Filed March 16, 2007**
> **File No. 001-07260**

Dear Mr. Davies:

We have reviewed your February 8, 2008 response to our comments of January 16, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel